EXHIBIT 99.1
                                                                   ------------


                       CANADIAN NATURAL RESOURCES LIMITED

            NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON THURSDAY MAY 3, 2007

        NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 3, 2007, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

        1.    To  receive  the  Annual  Report  of  the   Corporation   to  the
              Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2006;

        2.    To elect Directors for the ensuing year;

        3. To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

        4. To consider, and if deemed advisable, to pass a resolution approving the amendments to the Corporation's Amended Compiled and Restated Stock Option Plan as more fully outlined in the Information Circular; and

        5. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

        ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 14, 2007 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 3, 2007.

        The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are also enclosed if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2006 proxy solicitation material.

        DATED at Calgary, Alberta, this 14th day of March 2007.

                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              /s/ Bruce E. McGrath

                                              Bruce E. McGrath
                                              Corporate Secretary

                       CANADIAN NATURAL RESOURCES LIMITED
                               (THE "CORPORATION")
                              INFORMATION CIRCULAR
                       FOR THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
              TO BE HELD ON THURSDAY MAY 3, 2007 AT 3:00 P.M. (MDT)
                           AT THE METROPOLITAN CENTRE
                     333 - 4TH AVENUE S.W. CALGARY, ALBERTA


                      CONTENTS OF THIS INFORMATION CIRCULAR

                                                                           PAGE

I.  INFORMATION RESPECTING THE CORPORATION
    Statement of Corporate Governance Practices of the Corporation..........   2
    Other Corporate Governance Matters......................................   8
    Additional Information..................................................  12
    Statement of Executive Compensation.....................................  12
    Executive Compensation..................................................  15
    Options Granted During the Most Recently Completed Financial Year.......  17
    Aggregated Options Exercised During the Most Recently Completed
       Financial Year and Financial Year-end Option Values .................  17
    Common Shares Held by Named Executive Officers..........................  18
    Directors' Compensation.................................................  18
    Equity Compensation Plan Information....................................  19
    Performance Graph.......................................................  20
    Indebtedness of Senior Officers and Directors...........................  20
    Directors' and Officers' Liability Insurance............................  21
    Interests of informed persons in Material Transactions..................  21
II. INFORMATION ON ITEMS TO BE ACTED UPON...................................  21
    Solicitation of Proxies.................................................  21
    Appointment of Proxy and Discretionary Authority........................  21
    Revocation of Proxies...................................................  22
    Beneficial Holder of Shares.............................................  22
    Voting Shares and Principal Holders Thereof.............................  23
    Election of Directors...................................................  23
    Appointment of Auditors.................................................  26
    Stock Option Plan Amendment.............................................  27
    Other Matters...........................................................  29
    Schedule "A" Board of Directors Corporate Governance Guidelines.........  30

        Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2006, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.8581 and (pound)0.4381. On December 31, 2006, the reported Bank of Canada noon rate for one U.S. dollar was $1.1653 and for one pound sterling was $2.2824.

                    I. INFORMATION RESPECTING THE CORPORATION

         STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

        The Board of Directors (the "Board") continually evaluates the corporate governance policies and procedures of the Corporation. The Board annually conducts a self-assessment of its performance, an assessment of its members and its committees and each committee assesses its members. Since the date of the last Information Circular, the Board has:

        1. reviewed the share ownership requirements of the directors to ensure director and shareholder interests are aligned. The Board share ownership requirements of directors was changed to three times the annual retainer fee from the former requirement of $300,000;

        2.    adopted  a  retirement   policy  for   directors   providing  for
              retirement of directors at age 75; subject to grandfathering provisions for current Directors who are currently at age 75 or over;

        3. adopted a mandatory share ownership policy for all officers of the Corporation;

        4. adopted majority voting by shareholders for the election of directors; and

        5. reviewed Board standing committee memberships to ensure the Audit, the Compensation and the Nominating and Corporate Governance Committees are constituted with all independent directors  and  the  Health,  Safety  and  Environmental  and the
              Reserves Committees are constituted with a majority of independent directors.

        Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table we describe the Corporation's corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101.

     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
1.  (a)  Disclose the identity of directors who are independent.      Those  directors who are  determined to be  independent  by the Nominating and Corporate  Governance  Committee and the
                                                                      Board   and   pursuant   to  the   independence   standards
                                                                      established   under  National   Instrument 58-101   and the
                                                                      New York  Stock  Exchange  ("NYSE")  Listing  Standards are
                                                                      disclosed  in this  Information  Circular  under  "Director
                                                                      Independence".

    (b)  Disclose the identity of directors who are not independent   Those directors who are determined to be non-independent by
         and describe the basis for that determination.               the Nominating and Corporate  Governance  Committee and the
                                                                      Board   and   pursuant   to  the   independence   standards
                                                                      established  under National  Instrument  58-101 and the New
                                                                      York Stock Exchange Listing Standards are disclosed in this
                                                                      Information Circular under "Director Independence".

    (c)  Disclose whether or not a majority of directors are          8 of the 13 director  nominees  proposed by management  for
         independent.                                                 election are  independent  as determined by the  Nominating and  Corporate  Governance  Committee  and  the  Board  and
                                                                      pursuant to the  independent  standards  established  under
                                                                      National  Instrument 58-101 and the New York Stock Exchange
                                                                      Listing Standards. Refer to section "Director Independence"
                                                                      in this Information  Circular which describes how directors are determined independent or non-independent.


     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
    (d)  Identify those directors who are presently a director of     Directorships   of  other  issuers  held  by  the  director
         any other issuer and identify the issuer.                    nominees are reported in this  Information  Circular  under
                                                                      "Election of Directors".

    (e)  Disclose whether or not the independent directors hold       Prior to the termination of each regularly  scheduled Board
         regularly scheduled meetings at which non-independent        meeting,  the  non-management  directors  meet in executive
         directors and members of management are not in attendance.   session  without  the  presence  of  management  to discuss whatever  topics are  appropriate.  There were 4  executive sessions held during the most recently completed  financial year.  Additional  executive sessions may be scheduled from
                                                                      time  to  time  as   determined   by  a  majority   of  the
                                                                      non-management  directors in consultation with the Chair of the  Board  and  Chair  of  the  Nominating  and  Corporate
                                                                      Governance Committee.

    (f)  Disclose whether or not the chair of the Board is an         The  Board  of   Directors   functions   independently   of
         independent director.                                        management and appoints the Chair.  The Chair is considered non-independent.  The Board  does not have a lead  director but  leadership  for the  non-management  directors  would, depending on circumstances, be provided by the Chair of the
                                                                      Nominating  and  Corporate  Governance  Committee or a lead director appointed by the non-management directors who have been determined to be independent.

    (g)  Disclose the attendance record of each director for all      The  attendance  of each  director  for all board and board
         board meetings held since the beginning of the issuer's      committee  meetings  held since the  beginning  of the most
         most recently completed financial year.                      recently  completed  financial  year  is  reported  in this
                                                                      Information  Circular  under  "Meetings  of  the  Board  of
                                                                      Directors  and  Its   Committees   During  2006".   Average
                                                                      attendance  rate in 2006 for all  meetings  held during the year is 97%.

2.  Disclose the text of the Board's written mandate.                 The Board's  mandate is  attached  as Schedule  "A" to this
                                                                      Information Circular which outlines the responsibilities of the Board.

3.  (a)  Disclose whether or not the board has developed written      The role and responsibilities of the Chair and the Chair of
         position descriptions for the chair and the chair of each    the Board committees is determined  through the mandates of
         board committee.                                             the Board and the Board committees respectively.

     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
    (b)  Disclose whether or not the board and CEO have developed a   The  Corporation  does not have a designated  CEO position.
         written position description for the CEO.                    This  role  is  delegated  by the  Board  to the  Corporate
                                                                      Management  Committee of the Corporation which is comprised of 13 members of the senior  management group including the
                                                                      Chair,  the two  Vice-Chairs  and the  President  and Chief
                                                                      Operating  Officer.   The  Corporate  Management  Committee
                                                                      shares the responsibilities  normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible  for the stewardship of the  Corporation and overseeing the business and affairs of the Corporation.  Any responsibility  that is not delegated to senior  management or a Board committee remains with the full Board.  In  addition,  the Board in  conjunction  with senior  management  determines  the limits of  management's
                                                                      responsibilities    and   establishes    annual   corporate
                                                                      objectives which management is responsible for meeting.

4.  (a)  Briefly describe what measures the board takes to orient     The  Corporation  has an  orientation  program  whereby new
         new directors regarding (i) the role of the board, its       members of the Board are  provided  background  information
         committees and its directors, and (ii) the nature and        about  the  Corporation's  business,  current  issues,  and
         operation of the issuer's business.                          corporate strategies. They also receive a Director's Manual which  contains the  Information  Circular,  annual report, press releases, and Annual Information Form. They receive a copy of the Board and Board  committee  mandates  and other information  about the Board,  its  committees,  director's duties and responsibilities.  They meet with key operations personnel and receive specific  information on the business
                                                                      and  ongoing  operations  of  the  Corporation,   corporate
                                                                      structure,   management   structure,   financial  position,
                                                                      business risks,  employee  compensation,  business  conduct philosophies,  and corporate governance practices. As well, any director has  unrestricted  direct access to any member of senior management and their staff at any time.

    (b)  Briefly describe what measures, if any, the board takes to   The  Corporation   provides  ongoing  continuous  education
         provide continuing education for its directors.              programs through key business area  presentations,  monthly business  updates and site  visits.  In 2006  presentations were conducted on the  Corporation's  enhanced oil recovery project at its Pelican  Lake  properties,  on site visit to the  Corporation's  Horizon Oil Sands  Project and detailed monthly  reports on the Horizon  Project's  progress.  Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and  which  would  have been  considered  in their nomination  as a  director.  Each  director  is expected to participate in programs that would be necessary to maintain a  level  of  expertise  in  order  to  perform  his or her responsibilities  as a  director  and  to  provide  ongoing guidance and direction to management.

     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
5.  (a)  Disclose whether or not the board has adopted a written      The Board of  Directors  has adopted a written code for the
         code for the directors, officers and employees. If the       directors,  officers  and  employees  of  the  Corporation.
         Board has adopted a written code:                            Details regarding the code can be found in this Information
                                                                      Circular under "Ethics Policy".

         (i)   disclose how a person or company may obtain a copy     A copy  of the  Code  of  Integrity,  Business  Ethics  and
               of the code;                                           Conduct can be obtained  free of charge from SEDAR  website at  WWW.SEDAR.COM  or by writing to the  Corporation to the attention of the Corporate Secretary.

         (ii)  describe how the board monitors compliance with        Periodic  reports are provided to the Board from management its code, or if the board does not monitor compliance, directly  responsible  for  compliance  related  matters on
               explain whether and how the board satisfies itself     compliance  with its code and on any  existing or potential
               regarding compliance with its code;                    conflicts of interest of directors, officers and employees.
               and                                                    The Board, through the Audit Committee Chair, also receives reports  of  all  financial  or  accounting  issues  raised through the Corporation's anonymous toll-free hot-line.

         (iii) provide a cross-reference to any material change       No material change report  pertaining to the conduct of any report filed since the beginning of the issuer's most  director or  executive  officer has been  required or filed
               recently completed financial year that pertains to     during the most recently  completed  financial year. To the
               any conduct of a director or executive officer that    best of the Board's knowledge,  there has been no departure
               constitutes a departure from the code.                 from the code in the conduct of any  Director or  executive officer.

    (b)  Describe any steps the board takes to ensure directors       To  ensure   independent   judgment  is  exercised  by  the
         exercise independent judgment in considering transactions    directors on any transaction they may be considering  where
         and agreements in respect of which a director or executive   another  director or executive  officer of the  Corporation
         officer has a material interest.                             may have  material  interest,  the  director  or  executive officer  with  the  material  interest  must  declare  such material  interest  and would be excused  from the  meeting after  management's  presentation  has  been  made  and all questions  have  been  answered  to  the  fullest;  thereby permitting the disinterested  directors to have an open and unencumbered discussion on the merits of the transaction.

    (c)  Describe any other steps the board takes to encourage and    The Code of Integrity,  Business Ethics and Conduct applies
         promote a culture of ethical business and conduct.           to the directors,  officers and employees as well as others who perform  services  for or on behalf of the  Corporation and is  supported by the Board as a whole.  The  Nominating and  Corporate  Governance  Committee  reviews  the Code of
                                                                      Integrity and Business  Conduct annually to ensure it keeps pace with evolving business ethics and best practices.  The
                                                                      Board must  approve any  changes to the Code of  Integrity,
                                                                      Business Ethics and Conduct and only after a recommendation to the Board is received from the  Nominating and Corporate
                                                                      Governance   Committee  whose   responsibility   it  is  to
                                                                      recommend  to the Board any  amendments  it  determines  is appropriate.

     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
                                                                      Material  changes  to the Code of  Integrity  and  Business
                                                                      Conduct are  communicated  to all  employees to ensure they are aware of such  changes and that they are in  compliance with the Code of Integrity and Business  Conduct.  Each new employee must also sign an acknowledgement  form upon their hire  acknowledging  that they have  received a copy of the
                                                                      Code of Integrity and Business  Conduct,  have read it, and agree to abide by it.  Directors,  officers  and  employees must immediately  declare any actual or potential conflicts of interest that may exist.

6.  (a)  Describe the process by which the board identifies new       The Board has  constituted  the  Nominating  and  Corporate
         candidates for the board nomination.                         Governance Committee to recommend to the Board nominees for appointment  of new  directors  to fill  vacancies  or meet additional needs of the Board. Through the Board evaluation
                                                                      process  and  ongoing   monitoring  of  the  needs  of  the
                                                                      Corporation,   desired   expertise   and  skill   sets  are
                                                                      determined and individuals that meet the necessary criteria
                                                                      are  identified  and   interviewed  by  the  Chair  of  the
                                                                      Nominating and Corporate Governance  Committee,  considered by the entire Nominating and Corporate Governance Committee for  recommendation  to  the  Board  as  potential  nominee directors.

    (b)  Disclose whether or not the board has a nominating           The Board has  constituted  the  Nominating  and  Corporate
         committee composed entirely of independent directors.        Governance  Committee  comprised  entirely  of  independent
                                                                      directors,    each   of   whom   meets   the    independent
                                                                      qualifications under National Instrument 58-101 and the New
                                                                      York  Stock  Exchange  Listing  Standards.  Members  of the
                                                                      Nominating   and   Corporate   Governance   Committee   are
                                                                      identified in this Information  Circular in the table under
                                                                      "Election of Directors".

    (c)  If the Board has a nominating committee, describe the        The primary duties and  responsibilities  of the Nominating
         responsibilities, powers and operation of the nominating     and  Corporate  Governance  Committee are described in this
         committee.                                                   Information  Circular under  "Responsibilities of the Board of Director's Standing Committees".

7.  (a)  Describe the process by which the board determines the       The Nominating and Corporate  Governance  Committee reviews
         compensation for the issuer's directors and officers.        periodically  the  adequacy  and  structure  of  directors'
                                                                      compensation  and  makes   recommendations   to  the  Board
                                                                      designed    to   ensure   the    directors'    compensation
                                                                      realistically    reflects   the   responsibilities,    time
                                                                      commitments  and  risks of the  Directors.  The  Board  has
                                                                      constituted  the  Compensation   Committee  as  a  standing
                                                                      committee  of the Board of  Directors to review and approve the Corporation's  compensation philosophy and programs for
                                                                      executive   officers  and  employees  and  to  approve  and
                                                                      evaluate all compensation of executive  officers  including salaries, bonuses and equity compensation plans.

     CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
     -------------------------------------------                                        --------
    (b)  Disclose whether or not the Board has a compensation         The  Board  has  constituted  the  Compensation   Committee
         committee composed entirely of independent directors.        comprised  entirely of  independent  directors each of whom
                                                                      meets  the   independent   qualifications   under  National
                                                                      Instrument  58-101 and the New York Stock Exchange  Listing
                                                                      Standards.   Members  of  the  Compensation  Committee  are
                                                                      identified in this Information  Circular in the table under
                                                                      "Election of Directors".

    (c)  If the board has a compensation committee, describe the      The primary duties and responsibilities of the Compensation
         responsibilities, powers and operation of the compensation   Committee are outlined below under "Responsibilities of the
         committee.                                                   Board of Director's Standing Committees".

8.  If the Board has standing committees other than the audit,        Two other standing  committees of the Board are the Health,
    compensation and nominating committees, identify the committees   Safety  and   Environmental   Committee  and  the  Reserves
    and describe their function.                                      Committee.  Their primary duties and  responsibilities  are
                                                                      described    in    this    Information    Circular    under
                                                                      "Responsibilities  of  the  Board  of  Director's  Standing
                                                                      Committees".

9.  Disclose whether or not the board, its committees and individual  The  Nominating  and  Corporate   Governance  Committee  is
    directors are regularly assessed with respect to their            responsible for assessing the effectiveness of the Board as
    effectiveness and contribution.                                   a whole,  the committees of the Board and the  contribution of individual directors.  The assessment includes an annual survey that each director must complete.  The annual survey
                                                                      covers   a   range   of   topics   including:    individual
                                                                      self-assessment;   assessment   of  board   and   committee
                                                                      performance and  effectiveness;  and, an assessment of peer performance at the Board level and at the committee  level.
                                                                      An  independent  management  consulting  firm is engaged to review and analyze the completed surveys and provide to the
                                                                      Nominating   and   Corporate    Governance    Committee   a
                                                                      presentation  and written  detailed report of the responses to the survey.  The written  analysis  from the  consulting firm  together  with any issues or  concerns  raised by the survey  constitutes  part of the report to the full  Board.
                                                                      The Nominating and Corporate  Governance  Committee present the detailed  report to the Board and make  recommendations to improve the  effectiveness  of the Board in light of the results of the performance evaluation.

                       OTHER CORPORATE GOVERNANCE MATTERS

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

        The Corporation, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards except for: (i) the rule requiring the audit committee to meet the requirements of Securities Exchange Commission ("SEC") Rule 10A-3 of the Securities Exchange Act of 1934, as amended; (ii) the requirement for the Corporation to disclose any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement for the Corporation's CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the of event certain changes to the Audit Committee membership or member's independence and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

        As required by the NYSE, a statement of the Corporation's significant differences between its current corporate governance practices and those currently required for U.S. companies listed on the NYSE is included in the Corporation's annual report to shareholders.


MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES DURING 2006

        During 2006 the Board of the Corporation held 7 meetings, the Audit Committee held 5 meetings, the Nominating and Corporate Governance Committee ("N.C.G.") held 2 meetings, the Compensation Committee held 2 meetings, the Reserves Committee held 3 meetings and the Health, Safety and Environmental Committee ("H.S.E.") held 4 meetings. The average attendance rate during 2006 at all Board and committee meetings was 97%. The attendance of each individual director at Board and committee meetings in 2006 adjusted for their respective term of appointment is reported in the following table.

DIRECTORS               C.M.    N.M.    G.A.    G.D.    J.G.    S.W.   K.A.J.
---------               BEST  EDWARDS  FILMON  GIFFIN LANGILLE  LAUT  MACPHAIL
                        ----  -------  ------  ------ --------  ----  --------
Board Meetings........   7/7    7/7     7/7      7/7     7/7     3/3     6/7
                        100%    100%    100%    100%    100%    100%     86%
Committee Meetings
Audit.................   5/5    N/A     5/5      5/5     N/A     N/A     N/A
                        100%     0      100%    100%      0       0       0
N.C.G.................   N/A    N/A     1/1      2/2     N/A     N/A     N/A
                          0      0      100%    100%      0       0       0
Compensation..........   2/2    N/A     N/A      N/A     N/A     N/A     N/A
                        100%     0       0        0       0       0       0
Reserves..............   N/A    3/3     N/A      N/A     N/A     N/A     3/3
                          0     100%     0        0       0       0     100%
H.S.E.................   N/A    N/A     N/A      N/A     N/A     N/A     3/4
                          0      0       0        0       0       0      75%
Total Meetings........  14/14  10/10   13/13    14/14    7/7     3/3    12/14
ATTENDANCE RATE.......  100%    100%    100%    100%    100%    100%     86%


DIRECTORS                A.P.     N.F.      F.J.    J.S.    E.R.   D.A.   # OF
---------               MARKIN  MCINTYRE  MCKENNA  PALMER  SMITH  TUER  MEETINGS
                        ------  --------  -------  ------  -----  ----  --------
Board Meetings........   7/7      6/7       2/3      7/7    6/7    7/7      7
                         100%     86%       67%     100%    86%    100%    94%
Committee Meetings
Audit.................   N/A      N/A       N/A      N/A    N/A    5/5      5
                          0        0         0        0      0     100%   100%
N.C.G.................   N/A      N/A       1/1      N/A    1/1    2/2      2
                          0        0        100%      0     100%   100%   100%
Compensation..........   N/A      2/2       2/2      2/2    2/2    N/A      2
                          0       100%      100%    100%    100%    0     100%
Reserves..............   N/A      3/3       N/A      3/3    N/A    3/3      3
                          0       100%       0      100%     0     100%   100%
H.S.E.................   4/4      4/4       N/A      4/4    4/4    N/A      4
                         100%     100%       0        0     100%    0      95%
Total Meetings........  11/11    15/16      5/6     16/16  13/14  17/17
ATTENDANCE RATE.......   100%     94%       83%     100%    93%    100%    97%


MANDATORY SHARE OWNERSHIP

        The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. During 2006, the Nominating and Corporate Governance Committee reviewed the share ownership requirements of the Directors to ensure their interests and those of the shareholders are aligned. Non-management directors are required to acquire and hold common shares of the Corporation ("Common Shares") equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of the director's appointment to the Board. As of the date of this Information Circular, the number of Common Shares held by each Director and their respective market value is reported in the table under "Election of Directors" in this Information Circular.

        Directors  are  required  to  confirm  annually  for the  Corporation's
Information Circular their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

        In March 2007, the Board adopted Common Share ownership guidelines for officers including management directors. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

Chair, Vice-Chair, and, President and Chief
   Operating Officer........... .........................   4 times base salary
Senior Vice-President....................................   2 times base salary
All other officers.......................................   1 times base salary

        Under the guidelines, the individual has 3 years from the effective date of the adoption of these guidelines (March 15, 2007) or from date of hire or appointment as an officer, whichever is the later, to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual.

        Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.


DIRECTOR INDEPENDENCE

        For  a  director  to  be  independent,  the  Nominating  and  Corporate
Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; (iii) an immediate family member of the individuals specified in (i) and (ii) above; and, (iv) a director whose immediate family member is an executive of the Corporation. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) To assist in this process, all Directors are required to complete a questionnaire relative to their shareholdings in the Corporation and business relationships. Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no direct or indirect material relationship with the Corporation taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate will be considered independent directors. Eight of the 13 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under National Instrument 58-101 and the New York Stock Exchange Listing Standards. Ms. C.M. Best and Messrs. G.A. Filmon, G.D. Giffin, N.F. McIntyre, F.J. McKenna, J.S. Palmer, E.R. Smith and D.A. Tuer have all been affirmatively determined to be independent using the above criteria. Mr. J.S. Palmer is the Chair and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J.S. Palmer does not personally provide these services to the Corporation nor solicits those services and has confirmed that he does not receive any portion or percentage of the fees paid by the Corporation to the law firm, nor participates in the profits of the firm either directly or indirectly. He has also confirmed that fees paid to the law firm by the Corporation in 2006 was less than 2% of that firm's gross revenues and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the law firm in 2006 are not material to either the Corporation or the law firm and therefore do not impair his ability to act independent of management. Messrs. A.P. Markin, N.M. Edwards, J.G. Langille, S.W. Laut who as part of the senior management committee of the Corporation and Mr. K.A.J. MacPhail through a familial relationship with the Chair of the Board, have been determined by the Nominating and Corporate Governance Committee and the Board to be non-independent.


DIRECTOR RETIREMENT POLICY

        The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age 75, except for any current director currently over the age 75, can not stand for election to the Board. The Board in adopting the retirement policy noted that Mr. J.S. Palmer had reached the age of 75. The Board also recognized the positive contribution, dedicated service, wise counsel and leadership provided to the Corporation and its shareholders by Mr. J.S. Palmer since first becoming a Director in 1997. It is the Board's belief that the Corporation and its shareholders would continue to benefit from his valued experience, knowledge, mentoring and input into the stewardship of the Corporation and consequently grandfathered Mr. J.S. Palmer under the mandatory retirement policy and asked Mr. J.S. Palmer to remain on the Board and stand for re-election by the shareholders as a director.


AUDIT COMMITTEE FINANCIAL EXPERT

        All of the members of the Corporation's Audit Committee are financially literate. Ms. C.M. Best who is a member of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act, of 2002.


ETHICS POLICY

        The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflicts of interest, the treatment of confidential information and trading in the Corporation's shares, to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval.

        Any waivers or changes to the Corporation's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

        Copies of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at WWW.SEDAR.COM or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information".


RESPONSIBILITIES OF THE BOARD OF DIRECTOR'S STANDING COMMITTEES

        The Audit Committee's primary duties and responsibilities as stated in its charter are to:

        a)    ensure  that  the  Corporation's   management  has  designed  and
              implemented an effective system of internal financial controls;

        b) monitor and report on the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

        c) review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

        d) select and recommend for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

        e) monitor the independence and performance of the Corporation's independent auditors;

        f)    monitor the performance of the internal auditing function;

        g) establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters; and,

        h)    provide  an  avenue  of   communication   among  the  independent
              auditors, management, the internal auditing function and the Board.

        The   Corporation's   Annual   Information  Form  contains   additional
information on the Audit Committee and its members under the section entitled "Audit Committee Information".

        The Compensation Committee's primary duties and responsibilities as stated in its charter are to:

        a) review and approve periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

        b) approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

        c) review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation;

        d) review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and the Employee Stock Purchase Plan under which common shares may be acquired by directors, executive officers and employees of the Corporation. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

        e) produce a report annually on executive officer compensation for inclusion in the proxy statement of the Corporation.

        The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter are to:

        a)    generally  ensure  that the  management  of the  Corporation  has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof; and,

        b) review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

        The Nominating and Corporate Governance Committee's primary duties and responsibilities as stated in its charter are to:

        a) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of review and consideration of developments in corporate governance practices;

        b) recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

        c) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;

        d) provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

        e) identify individuals qualified to become Board members with the Chair of the Board and the Vice-Chair of the Board and recommend to the Board director nominees for the next annual meeting of shareholders; and,

        f) review and recommend periodically to the Board the Corporation's compensation for directors of the Corporation.

         The Reserves Committee's primary duties and responsibilities as stated in its charter are to:

        a) generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

        b) appoint the independent evaluating engineers and approve their remuneration; and,

        c) report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.


                             ADDITIONAL INFORMATION

        Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933 in the US and complies with the requirement to file annual and quarterly financial statements, annual and quarterly management's discussion and analysis, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the Securities Exchange Commission in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at WWW.CNRL.COM and on SEDAR at WWW.SEDAR.COM under the name Canadian Natural Resources Limited. The Corporation's annual financial statements, annual MD&A and AIF on Form 40-F can also be accessed on EDGAR at WWW.SEC.GOV.

        Paper copies of the Corporation's financial statements and management discussion and analysis, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

                   Corporate Secretary of the Corporation at:

                   2500, 855 - 2nd Street S.W.
                   Calgary, Alberta T2P 4J8


                       STATEMENT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE COMPENSATION COMMITTEE

        During the year ending December 31, 2006, the members of the Board of Directors who served on the Compensation Committee (the "Committee") were:
James S. Palmer, Catherine M. Best, Norman F. McIntyre, Frank J. McKenna and Eldon R. Smith. All members of the Committee are independent members of the Board and are knowledgeable with respect to compensation programs and compensation levels. There were no interlocking relationships as described in National Instrument 51-102 paragraph 8.1(d) under Form 51-102F6.


COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers which include the Corporation's Chairman and Vice-Chairmen and for employees of the Corporation to ensure that the Corporation's compensation philosophy and programs (a) support the
Corporation's overall business strategy and objectives; (b) attracts and retains key executive officers and employees; (c) links compensation with business objectives and organizational performance; and, (d) provides competitive compensation opportunities. The Committee approves the compensation paid to each of the Corporation's executive officers, the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees. The Committee holds in-camera sessions without management present at each of its regularly scheduled meetings.

        The compensation paid is structured to comprise both short-term cash payments and longer term incentive payments. The short-term cash payments are structured to be competitive with the market place in which the Corporation operates while performance based equity compensation is a significant component of overall executive officer compensation. The Committee has chosen to implement equity based compensation plans in place of defined benefit plans or supplemental compensation or retirement plans that are not necessarily aligned with creation of shareholder value.

        The Corporation does not have a named Chief Executive Officer and the review of factors that would be used to determine compensation of a Chief
Executive Officer are used in determining compensation to members of the Corporation's Corporate Management Committee. The Corporation does not have employment agreements with any of its executive officers.

        The Committee has had numerous discussions of the relative merits of its compensation practice which embraces both its non-formulaic approach to executive officer compensation and a formula based approach for a portion of their bonus payments and has concluded that the current approach is successful and has resulted in an effective focused management team. The approach provides the necessary flexibility to appropriately incenticize the management team in changing market and industry conditions yet also base a part of their (as for all employees) bonus payments based on meeting specified established targets relating to operations (production volumes, safety and environmental risk management targets, cost of production and capital efficiency). This methodology is continuously evaluated to ensure executive compensation is linked with the performance of the Corporation.

        The compensation paid includes base salary, a discretionary year-end cash bonus based on individual's and the Corporation's performance, contributions to the Corporation's Savings Plan, a corporate performance cash bonus paid twice per year to employees and executive officers in the conventional operations if specified established targets relating to operations are met, a year-end share bonus based on the individual's and the Corporation's performance and awards of options to acquire the Corporation's common shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and executive officers. Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

        In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data. The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four defined value creation measurements/financial goals, which are its production, reserves, cash flow and net asset value and the corporate goals and objectives established by the Board.


CASH PAYMENTS

1.       BASE SALARY

        One of the Committee's objectives is to position executive base salaries to be competitive with other companies in the energy sector or the market place in which the Corporation operates. The Committee uses and consults available third party compensation surveys conducted on the industry for companies of comparable size. Base salaries for executive officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional common stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

2.       CASH BONUSES

        The Committee believes that incentive or "at risk" compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Corporation's objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its four defined value creation measurements/financial goals. In 2006, cash bonuses awarded to executive officers were generally set at 80% of the normalized targeted levels to reflect the Corporation's not reaching all of its internal production targets.

        The corporate performance cash bonuses paid twice yearly to employees and executive officers in the conventional operations are based on the Corporation's performance using key performance measurements approved by the Committee to determine the Corporation's performance and which include production volumes, safety and environmental risk management targets, cost of production and capital efficiency. The Corporation failed to meet all of the targets established and accordingly the corporate performance cash bonus was not paid out at its maximum amount in 2006.

LONG TERM INCENTIVE PLANS

1.       STOCK OPTION PLAN

        The Committee believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and the Corporation has a long-standing policy of awarding stock options to all of its executive officers and employees. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one year after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for Insiders, as a group, to hold options amounting to 10% of the outstanding Common Shares and the aggregate number of Common Shares issuable to Insiders under all share based compensation plans of the Corporation including Options at any time and in any one year period can not exceed 10% of the outstanding Common Shares of the Corporation.

        During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment of the difference between the market price of the Common Shares on the Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This amendment ratified by the shareholders in 2004 reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. Concurrently with this amendment the Corporation adopted the accounting practice of reporting as an expense the intrinsic cost associated with granting stock options.

        In 2006, stock options other than to new employees hired during the year were granted twice to the executive officers and employees. The first grant was made in early 2006 to reflect results of annual compensation reviews undertaken in late 2005 and completed in early 2006 while the second grant was made in late 2006 to reflect results of the annual compensation reviews completed in late 2006.

2.       STOCK SAVINGS PLAN

        The Corporation has established a Stock Savings Plan for all of its full-time employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation's portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates. The Corporation's portion of the contributions vests on January 1 of each year to the employee who has five years of continuous participation in the plan provided the employee does not leave the employment of the Corporation for any reason prior to the vesting date. As at December 31, 2006 the trustee was holding a total of 4,540,067 Common Shares of the Corporation pursuant to the terms of the Stock Savings Plan.

        A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Effective December 31, 2002, due to changes in U.K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U.K. employees entitled "CNR International (U.K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from (pound)10 to a maximum of (pound)125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U. K. tax legislation governing SIPs, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2006 the trustee was holding a total of 124,414 Common Shares of the Corporation pursuant to the terms of the Scheme and 179,783 Common Share of the Corporation pursuant to the terms of the SIP.

3.       SHARE BONUS PLAN

        The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees without dilution or the granting of stock options. This plan awards a cash bonus based on performance of the employee and overall performance of the Corporation which is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and, provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Employee under the terms of the plan. This plan provides additional share ownership in the Corporation by its executive officers and employees.

4.       HORIZON OIL SANDS LONG TERM INCENTIVE PLAN

        The Corporation has adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project, subject to the Corporation, the executive officers and the individual employee meeting established performance elements. The Committee reviewed and recommended the approval of the performance elements by the Board who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Horizon Oil Sands Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude, and, onsite safety targets, and,
(iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect.

        The Compensation Committee believes the Corporation's methods of compensation detailed above provide a balanced program of immediate and longer-term incentive compensation that is reasonable while at the same time provide the Corporation's executive officers and employees with a competitive total compensation package.

Submitted by the Compensation Committee

James S. Palmer, Chair
Catherine M. Best
Norman F. McIntyre
Frank J. McKenna
Eldon R. Smith


                             EXECUTIVE COMPENSATION

        The Corporation, which does not have a Chief Executive Officer position, has 4 executive officers in addition to the Chief Financial Officer position who meet the requirements to be classified as Named Executive Officers pursuant to National Instrument 51-102. The following table sets forth all annual remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2006, 2005 and 2004 in respect of each Named Executive Officer. There were no Restricted Shares or Restricted Share Units issued or long term incentive payment pay-outs made to any of the Named Executive Officers in the last three fiscal year-ends.

SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
                                   -----------------------------------
                                                                                         SECURITIES
                                                           SHARE BONUS  OTHER ANNUAL   UNDER OPTIONS/       ALL OTHER
NAME AND PRINCIPAL                  SALARY      BONUS         PLAN      COMPENSATION    SARS GRANTED      COMPENSATION
POSITION                  YEAR       ($)         ($)         ($)(4)        ($)(1)           (#)(3)           ($)(2)
-------------------       ----     -------      -------    -----------  ------------   --------------     ------------
Steve W. Laut             2006     500,000      266,875      650,000        NIL          175,000/NIL         58,673
President and Chief       2005     408,173      306,411      750,000        NIL          150,000/NIL         50,625
Operating Officer         2004     337,500      200,000      450,000        NIL          200,000/NIL         43,500

John G. Langille          2006     325,000      104,875      250,000        NIL           50,000/NIL         48,750
Vice-Chairman             2005     325,000      130,688      312,500        NIL           35,000/NIL         50,625
                          2004     337,500      135,000      303,750        NIL           60,000/NIL         45,000

Tim S. McKay              2006     330,000      104,575      250,000        NIL           60,000/NIL         45,000
Senior Vice-President,    2005     300,000      130,250      312,500        NIL           35,000/NIL         44,394
North American            2004     295,962      110,000      247,500        NIL           50,000/NIL         40,500
Operations

Real J. H. Doucet         2006     330,000      125,000      312,500        NIL           60,000/NIL         66,808
Senior                    2005     300,000      125,000      312,500        NIL           35,000/NIL         40,558
Vice-President,           2004     290,769      100,000      247,500        NIL           50,000/NIL         28,000
Oilsands

Douglas A. Proll          2006     330,000      129,575      312,500        NIL           60,000/NIL         42,404
Chief Financial           2005     293,308      135,016      325,000        NIL           35,000/NIL         37,500
Officer and Senior        2004     270,000      125,000      281,250        NIL           50,000/NIL         26,000
Vice-President,
Finance

-----------
Notes:
(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) All Other Compensation comprises the vested portion in each year of the Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer. The Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer vests on January 1 each year. The unvested portion of the Corporation's contribution in 2006 as at December 31, 2006 for each Named Executive Officer and which vested January 1, 2007 is as follows: S.W. Laut, $75,000; J.G. Langille, $48,750; T.S. McKay, $49,500; R.J.H. Doucet
     $49,500 and, D.A. Proll, $49,500.

(3) The options awarded for 2004 and 2005 were awarded for performance in the year and were granted in the subsequent year. The number of options reported as granted for the year 2004 have been adjusted for the 2005 two-for-one subdivision of Common Shares. The options awarded for 2006 performance were awarded in December 2006.

(4) Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each July 1 for Common Shares purchased for 2004 performance, each September 1 for Common Shares purchased for 2005 performance and each May 1 for Common Shares purchased for 2006 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. The number of Common Shares purchased on TSX for each Named Executive Officer for (i) 2006 performance at an average purchase price of $54.69 is as follows: S.W. Laut, 11,886; J.G. Langille, 4,571; T.S. McKay, 4,571; R.J.H. Doucet 5,714 and, D.A. Proll, 5,714; (ii) 2005 performance at an average purchase price of $61.1396 is as follows: S.W. Laut, 12,267; J.G. Langille, 5,111; T.S. McKay, 5,111; R.J.H. Doucet 5,111 and, D.A. Proll, 5,316; and (iii) 2004 performance at an average purchase price of $25.1223 (adjusted for the 2005 two-for-one stock split) is as follows: S.W. Laut, 17,912; J.G. Langille, 12,090; T.S. McKay, 9,852; R.J.H. Doucet, 9,852
     and, D.A. Proll, 11,194 (adjusted for the 2005 two-for-one stock split). If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.

        The Compensation Committee also reviews the compensation paid to Messrs. A.P. Markin, Chairman, and N.M. Edwards Vice-Chairman. After taking into account all the factors to determine the compensation levels to be paid for 2006 performance, on December 12, 2006, Messrs A.P. Markin and N.M. Edwards were each awarded $200,000 as a cash bonus and $1,000,000 pursuant to the Corporation's Share Bonus Plan. Share Bonus Plan awards are used to purchase on TSX, Common Shares of the Corporation through the Employee Stock Savings Plan. The shares vest equally over three years. If Mr. A.P. Markin or Mr. N.M. Edwards no longer provides management services to the Corporation for any reason, is not a director or does not become an officer or employee, any portion of the shares purchased for the share bonus award on his behalf and not yet vested is forfeited under the plan. Performance options are typically granted annually for past fiscal year performance. For fiscal years 2004 and 2005 the performance options were awarded after calendar year-end. For fiscal year 2006 performance, options were granted in December 2006. Therefore, each of Messrs. A.P. Markin and N.M. Edwards were granted options in January 2006 on account of fiscal year 2005 activities on 150,000 Common Shares at a price of $59.85 per share and 175,000 options were granted in December 2006 at a price of $61.18 on account of fiscal year 2006 activities. During the most recently completed financial year Mr. A.P. Markin exercised an aggregated 144,000 stock options for Common Shares realizing an aggregated value of $4,586,720. During the most recently completed financial year Mr. N.M. Edwards exercised an aggregated 300,000 stock options for Common Shares realizing an aggregated value of $15,768,750.


        OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

        Options granted at $59.85 per share to the Named Executive Officers during the most recently completed financial year were in respect of the 2005 annual performance review and are reported in the Annual Compensation table for 2005 for each Named Executive Officer. Options granted at $61.18 per share to the Named Executive Officers during the most recently completed financial year were in respect of the 2006 annual performance review and are reported in the Annual Compensation table for 2006 for each Named Executive Officer.

                                                                       MARKET VALUE OF
                                      PER CENT OF                        SECURITIES
                     SECURITIES          TOTAL                           UNDERLYING
                       UNDER         OPTIONS/SARS                       OPTIONS/SARS
                    OPTIONS/SARS      GRANTED TO        EXERCISE OR       ON THE
                      GRANTED        EMPLOYEES IN       BASE PRICE      DATE OF GRANT
NAME                    (#)          FINANCIAL YEAR    ($/SECURITY)      ($/SECURITY)      EXPIRATION DATE
----                ------------     --------------    -------------    -------------     ----------------
Steve W. Laut.......   175,000            2.48           $61.18            $61.18         January 11, 2012
                       150,000                           $59.85            $59.85         February 6, 2011
John G. Langille....    50,000            0.65           $61.18            $61.18         January 11, 2012
                        35,000                           $59.85            $59.85         February 6, 2011
Tim S. McKay........    60,000            0.73           $61.18            $61.18         January 11, 2012
                        35,000                           $59.85            $59.85         February 6, 2011
Real J.H. Doucet....    60,000            0.73           $61.18            $61.18         January 11, 2012
                        35,000                           $59.85            $59.85         February 6, 2011
Douglas A. Proll....    60,000            0.73           $61.18            $61.18         January 11, 2012
                        35,000                           $59.85            $59.85         February 6, 2011


         AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                     VALUE OF
                          SECURITIES                                                               UNEXERCISED
                            ACQUIRED       AGGREGATE VALUE      UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                          ON EXERCISE         REALIZED             AT FY-END (#)                 AT FY-END(1) ($)
NAME                           (#)               ($)          EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                      ----------       ---------------    -------------------------    -------------------------

Steve W. Laut.........     200,000          10,072,500              336,000/559,000         16,419,800/8,656,200
John G. Langille......      44,000(2)        2,387,550(2)           148,000/207,000          7,227,040/5,004,410
Tim S. McKay..........      80,000(2)        4,048,050(2)           222,000/193,000         11,291,150/4,359,300
Real J.H. Doucet......     152,000(2)        7,816,670(2)            94,000/191,000          4,596,700/4,254,250
Douglas A. Proll......      20,000(2)        1,051,950(2)           294,000/191,000         14,884,950/4,254,250

-----------
Notes:
(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2006 was $62.15.

(2) Includes those options surrendered for cash by Messrs. J.G. Langille, T.S. McKay, R.J.H. Doucet and D.A. Proll in the amounts of 44,000, 30,000, 128,000 and 20,000 options respectively for which the Corporation paid to the Named Executive Officer the difference between the exercise price of the option and the closing price of the Common Shares on TSX on the day prior to the exercise of the option and for which no Common Shares of the Corporation were issued.

                 COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS

        The following table sets forth, as of March 14, 2007, the beneficial ownership and market value of the Common Shares of the Corporation held by the Named Executive Officers:

                                                                MEETS REQUIRED
                               COMMON SHARES    MARKET VALUE   SHARE OWNERSHIP
NAME                                (#)             ($)             LEVELS
----                           -------------    ------------   ---------------
Steve W. Laut................      363,533        22,041,006         Yes
John G. Langille.............      842,388        51,073,984         Yes
Tim S. McKay.................      369,364        22,394,539         Yes
Real J.H. Doucet.............       67,000         4,062,210         Yes
Douglas A. Proll.............      108,921         6,603,880         Yes


                            DIRECTORS' COMPENSATION

        The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. The compensation for 2006 was a cash annual retainer of $20,000 plus 2,000 Common Shares purchased on Toronto Stock Exchange ("TSX") and $1,500 for each regular and special Board of Director's meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. Chairs of a committee of the Board receive an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors who reside out of province and attend board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive.

        The review undertaken by the Nominating and Corporate Governance Committee resulted in a change to the mandatory share ownership requirement of directors and the Directors are now required to acquire and hold a minimum aggregate market value of 3 times the annual retainer paid to directors ensuring the share ownership requirements of the directors are aligned with the interests of shareholders.

        The Compensation Committee as one of its primary responsibilities reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A.P. Markin, N.M. Edwards, J.G. Langille and S.W. Laut for 2006 is reported in this Information Circular under "Executive Compensation". Fees paid to non-management directors for 2006 are reported in the following table.

                      CASH    COMMITTEE                                               PURCHASE OF
                     ANNUAL     CHAIR       COMMITTEE    MEETING         OUT OF          COMMON       TOTAL 2006        COMMON
                    RETAINER   RETAINER      RETAINER     FEES       PROVINCE FEES       SHARES          FEES           SHARES
NAME                   $           $            $           $              $                $             $           PURCHASED
                    --------  ---------     ---------    -------     -------------    -----------     ----------      ---------
C.M. Best..........  20,000      7,500         4,500      21,000           --           115,745        168,745          2,000
N.M. Edwards.......      --          --           --          --           --                --             --             --
G.A. Filmon........  20,000          --        9,000      19,500       16,000            88,400        152,900          2,000
G. D. Giffin.......  20,000      7,500         4,500      21,000       12,000           115,745        180,745          2,000
J.G. Langille......      --          --           --          --           --                --             --             --
S.W. Laut..........      --          --           --          --           --                --             --             --
K.A.J. MacPhail....  20,000          --        9,000      18,000           --           115,745        162,745          2,000
A.P. Markin........      --          --           --          --           --                --             --             --
N.F. McIntyre......  20,000          --       13,500      22,500           --           115,745        171,745          2,000
F.J. McKenna.......  10,000          --        4,500       7,500        4,000            50,855         76,855          1,000
J.S. Palmer........  20,000      7,500         9,000      24,000           --           115,745        176,245          2,000
E.R. Smith.........  20,000      7,500         4,500      19,500           --           115,475        167,245          2,000
D.A. Tuer..........  20,000      7,500         9,000      25,500           --           115,745        177,745          2,000
TOTAL 2006 FEES:.................................................................................  $ 1,434,970

                       EQUITY COMPENSATON PLAN INFORMATION

                                NUMBER OF SECURITIES                              SECURITIES REMAINING
                                    TO BE ISSUED                                        AVAILABLE            TOTAL NUMBER
                                  UPON EXERCISE OF                                 FOR FUTURE ISSUANCE       OF SECURITIES
                                     OUTSTANDING                                      UNDER EQUITY           ISSUABLE UPON
                                     OPTIONS AT            WEIGHTED-AVERAGE        COMPENSATION PLANS         EXERCISE OF
                                    DECEMBER 31,            EXERCISE PRICE           AT DECEMBER 31,           OPTIONS AT
                                        2006                OF OUTSTANDING                2006                DECEMBER 31,
PLAN CATEGORY                            (#)                   OPTIONS                     (#)                    2006
-------------                   --------------------       ----------------        --------------------      --------------
Equity compensation plans
  approved by security
  holders....................        34,431,067                  $33.77                   5,237,145            39,668,212
Equity compensation plans
  not approved by security
  holders....................               NIL                     NIL                         NIL                   NIL
Total........................        34,431,067                  $33.77                   5,237,145            39,668,212
Percent of Outstanding
  Shares.....................               6.4%                                              1.0%                  7.4%

        The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. The aggregate number of Shares that may be available for issuance, from time to time, under the Plan as approved by shareholders shall not exceed 25,850,000 Shares prior to adjustment for the May 2004 two-for-one stock split and the May 2005 two-for-one stock split.

        The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one year after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares and the aggregate number of Common Shares issuable to Insiders under all share based compensation plans of the Corporation including Options at any time and in any one year period can not exceed 10% of the outstanding Common Shares of the Corporation.

        If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death or by retirement all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death or retirement, shall terminate. If an Optionee shall die while being a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable for three months after the date of death and if not exercised, shall terminate at the end of three months from date of death. If an Optionee ceases to be a Service Provider to the Corporation by reason of retirement, any vested Option held by such Optionee at the effective date of retirement shall be exercisable for a period of 30 days from the effective date of retirement and if not exercised, shall terminate at the end of 30 days from the effective date of retirememt.

        Pursuant to terms of the SOP, the Board may amend, modify or terminate the SOP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by TSX. No amendment as it may relate to UK Approved Options under the terms of the SOP shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. The SOP was amended in 2003 to facilitate holders of options to receive a cash payment in lieu of a share certificate and this amendment was ratified by the shareholders in 2004. Further amendments were approved by the Board of Directors in January 2006 clarifying who, under the definition of "Service Provider" as defined in the SOP, is eligible to receive options under the terms of the SOP and entitlement of an optionee to continue as an option holder under the terms of the SOP. A further amendment of a housekeeping nature was approved by the Board of Directors of the Corporation on March 15, 2007 clarifying that the aggregate number of shares issuable to Insiders under all share based compensation plans of the Corporation including Options at any time and in any one year period can not exceed 10% of the outstanding Common Shares of the Corporation.

        As at March 14, 2007, the number of common shares issuable pursuant to equity compensation plans approved by the shareholders is:

                                                                   PER CENT OF
                                                    NUMBER OF      OUTSTANDING
                                                    SECURITIES    COMMON SHARES

To be issued upon exercise of outstanding
  options.....................................      31,027,872          5.8%
Available for Future Issuance.................       7,523,681          1.4%
                                                     ---------          ----

Total number of securities issuable...........      38,551,553          7.2%
                                                    ==========          ====


                                PERFORMANCE GRAPH

        The following performance graph illustrates, over the five year period ended December 31, 2006, the cumulative return to shareholders of an investment in the common shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

                      CUMULATIVE VALUE OF A $100 INVESTMENT


                              [LINE CHART OMITTED]


AT DECEMBER 31                                                     2001     2002    2003    2004    2005    2006
--------------                                                     ----     ----    ----    ----    ----    ----
CANADIAN NATURAL RESOURCES LIMITED...........................      $100      123     173     274     617     668
S&P/TSX COMPOSITE INDEX......................................      $100       88     111     127     158     185
S&P/TSX OIL & GAS EXPLORATION & PRODUCTION INDEX.............      $100      116     140     196     341     345


                  INDEBTEDNESS OF SENIOR OFFICERS AND DIRECTORS

        The Corporation does not as a general practice extend loans to its directors, senior officers or any of their associates or affiliates. No directors and senior officers or any of their associates or affiliates have been indebted to the Corporation at any time during the last completed financial year ending December 31, 2006.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Effective February 17, 2006 the Corporation entered into a contract of liability insurance in the amount of U.S. $50,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation can not or is unable to indemnify them. A one year policy for a premium of U.S. $492,500 was purchased that expired February 17, 2007. The liability insurance was renewed for a one year term expiring February 17, 2008 for a premium of U.S. $492,500. There is no deductible for this coverage.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction which was commenced in the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.


                    II. INFORMATION ON ITEMS TO BE ACTED UPON

                             SOLICITATION OF PROXIES

        This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual And Special Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 - 4th Avenue S.W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 3, 2007 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated, the information contained herein is given as of March 14, 2007.

                APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

        A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

        ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

        THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE

MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.

                              REVOCATION OF PROXIES

        A SHAREHOLDER OR INTERMEDIARY WHO HAS GIVEN A PROXY, OR HIS ATTORNEY AUTHORIZED IN WRITING, MAY REVOKE IT AS TO ANY MATTER UPON WHICH A VOTE HAS NOT ALREADY BEEN CAST PURSUANT TO THE AUTHORITY CONFERRED BY THE PROXY, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chair of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

                           BENEFICIAL HOLDER OF SHARES

        THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE CORPORATION, AS A SUBSTANTIAL NUMBER OF THE SHAREHOLDERS DO NOT HOLD COMMON SHARES IN THEIR OWN NAME. SHAREHOLDERS WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME (REFERRED TO IN THIS INFORMATION CIRCULAR AS "BENEFICIAL SHAREHOLDERS") SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR ON THE RECORDS OF THE CORPORATION AS THE REGISTERED HOLDERS OF COMMON SHARES CAN BE RECOGNIZED AND ACTED UPON AT THE MEETING. IF COMMON SHARES ARE LISTED IN AN ACCOUNT STATEMENT PROVIDED TO A SHAREHOLDER BY A BROKER, THEN IN ALMOST ALL CASES THOSE COMMON SHARES WILL MORE LIKELY BE REGISTERED UNDER THE NAME OF THE BROKER OR AN AGENT OF A BROKER. IN CANADA, THE VAST MAJORITY OF SUCH SHARES ARE REGISTERED UNDER THE NAME OF CDS & CO., (THE REGISTRATION NAME FOR THE CANADIAN DEPOSITARY FOR SECURITIES, WHICH ACTS AS NOMINEE FOR MANY CANADIAN BROKERAGE FIRMS). COMMON SHARES HELD BY BROKERS OR THEIR NOMINEES CAN ONLY BE VOTED UPON THE INSTRUCTIONS OF THE BENEFICIAL SHAREHOLDERS. WITHOUT SPECIFIC INSTRUCTIONS, BROKERS/NOMINEES ARE PROHIBITED FROM VOTING COMMON SHARES FOR THEIR CLIENTS. THE CORPORATION DOES NOT KNOW FOR WHOSE BENEFIT THE COMMON SHARES REGISTERED IN THE NAME OF CDS & CO. ARE HELD. THEREFORE, BENEFICIAL SHAREHOLDERS CANNOT BE RECOGNIZED AT THE MEETING FOR PURPOSES OF VOTING THE COMMON SHARES IN PERSON OR BY WAY OF PROXY, EXCEPT AS SET OUT BELOW.

        APPLICABLE REGULATORY POLICY REQUIRES INTERMEDIARIES/BROKERS TO SEEK VOTING INSTRUCTIONS FROM BENEFICIAL SHAREHOLDERS IN ADVANCE OF MEETINGS. EVERY INTERMEDIARY/BROKER HAS ITS OWN MAILING PROCEDURES AND PROVIDES ITS OWN RETURN INSTRUCTIONS, WHICH SHOULD BE CAREFULLY FOLLOWED BY BENEFICIAL SHAREHOLDERS IN ORDER TO ENSURE THAT THE COMMON SHARES ARE VOTED AT THE MEETING. OFTEN, THE FORM OF PROXY SUPPLIED TO A BENEFICIAL SHAREHOLDER BY ITS BROKER IS IDENTICAL TO THAT PROVIDED TO REGISTERED SHAREHOLDERS. HOWEVER, ITS PURPOSE IS LIMITED TO INSTRUCTING THE REGISTERED SHAREHOLDER HOW TO VOTE ON BEHALF OF THE BENEFICIAL SHAREHOLDER. THE MAJORITY OF BROKERS NOW DELEGATE RESPONSIBILITY FOR OBTAINING INSTRUCTIONS FROM CLIENTS TO ADP INVESTOR COMMUNICATIONS ("ADP"). ADP TYPICALLY MAILS A SCANNABLE VOTING INSTRUCTION FORM IN LIEU OF THE FORM OF PROXY. THE BENEFICIAL SHAREHOLDER IS ASKED TO COMPLETE AND RETURN THE VOTING INSTRUCTION FORM TO THEM BY MAIL OR FACSIMILE. ALTERNATIVELY, THE BENEFICIAL SHAREHOLDER CAN CALL A TOLL-FREE NUMBER TO VOTE THE SHARES HELD BY THE BENEFICIAL SHAREHOLDER. ADP THEN TABULATES THE RESULTS OF ALL INSTRUCTIONS RECEIVED AND PROVIDES APPROPRIATE INSTRUCTIONS RESPECTING THE VOTING OF COMMON SHARES TO BE REPRESENTED AT THE MEETING. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE COMMON SHARES DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

        IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        March 14, 2007 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 5 days before the Meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

        As at March 14, 2007 the Corporation has 539,019,919 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

        To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

                              ELECTION OF DIRECTORS

        The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation has an Audit Committee, which is comprised of Ms. C.M. Best as Chair, Messrs. G.D. Giffin, G.A. Filmon and D.A. Tuer. The Corporation does not have an Executive Committee.

        The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding 5 years, except with respect to those directors elected at the last annual meeting of shareholders; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director; and the number and market value of shares of the Corporation that the Nominee has advised are beneficially owned, directly or indirectly, and controlled or directed by the Nominee as of March 14, 2007. In accordance with the resolution of the Board of Directors adopted at their meeting held on March 2, 2007, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for Board consideration and to take effect upon acceptance of the resignation by the Board.

====================================================================================================================================
                                                                                                         MARKET
                                                                                   NUMBER OF            VALUE OF
                                                                                 COMMON SHARES        COMMON SHARES        BEGAN
                          POSITION                                                BENEFICIALLY          BENEFICALLY      PERIOD OF
                          PRESENTLY                                             OWNED/CONTROLLED     OWNED/CONTROLLED    SERVICE AS
NAME                      HELD               PRINCPAL OCCUPATION                 OR DIRECTED(6)       OR DIRECTED ($)     DIRECTOR
------------------------------------------------------------------------------------------------------------------------------------
Catherine M. Best, FCA    Director(2)(4)     Executive Vice-President Risk              5,240              317,701       November,
Calgary, Alberta          (age 53)           Management and Chief Financial                                                2003
Canada                                       Officer Calgary Health Region.
                                             Currently serving on the board
                                             of directors of Enbridge Income
                                             Fund.
------------------------------------------------------------------------------------------------------------------------------------
N. Murray Edwards         Vice-Chairman      President, Edco Financial             11,039,605          669,331,251      September,
Calgary/Banff, Alberta    and Director(3)    Holdings Ltd. (Private                                                       1988
Canada                    (age 47)           Management and Consulting
                                             Company). Currently serving
                                             on the board of directors of
                                             Ensign Energy Services Inc.
                                             and Magellan Aerospace
                                             Corporation.
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                         MARKET
                                                                                   NUMBER OF            VALUE OF
                                                                                 COMMON SHARES        COMMON SHARES        BEGAN
                          POSITION                                                BENEFICIALLY          BENEFICALLY      PERIOD OF
                          PRESENTLY                                             OWNED/CONTROLLED     OWNED/CONTROLLED    SERVICE AS
NAME                      HELD               PRINCPAL OCCUPATION                 OR DIRECTED(6)       OR DIRECTED ($)     DIRECTOR
------------------------------------------------------------------------------------------------------------------------------------
Honourable Gary A. Filmon Director(1)(2)     Consultant, Exchange Group                 3,000              181,890       February,
Winnipeg, Manitoba        (age 64)           (business consulting firm                                                     2006
Canada                                       based in Winnipeg, Manitoba).
                                             Prior thereto, served as
                                             Premier of Manitoba from
                                             1988 to 1999. Currently
                                             serving on the board of
                                             directors of MTS Allstream
                                             Inc., Pollard Banknote
                                             Income Fund, Arctic Glacier
                                             Income Trust, Exchange
                                             Industrial Income Fund,
                                             Wellington West Capital Inc.
                                             and FWS Construction Inc.
------------------------------------------------------------------------------------------------------------------------------------
Ambassador Gordon D.      Director(1)(2)     Senior Partner, McKenna Long              13,428              814,140         May,
  Giffin                  (age 57)           & Aldridge LLP (law firm).                                                    2002
Atlanta, Georgia                             Currently serving on the
U. S. A.                                     board of directors of Bowater
                                             Inc.; Canadian National
                                             Railway; Canadian Imperial
                                             Bank of Commerce; Ontario
                                             Energy Savings Corp. and
                                             Transalta Corporation.
------------------------------------------------------------------------------------------------------------------------------------
John G. Langille          Vice-Chairman      Vice-Chairman of the                     842,388           51,073,984       June,
Calgary, Alberta          and Director       Corporation.                                                                1982
Canada                    (age 61)
------------------------------------------------------------------------------------------------------------------------------------
Steve W. Laut             President and      President and Chief Operating            363,533           22,394,539      August,
Calgary, Alberta          Chief              Officer. Prior thereto                                                      2006
Canada                    Operating          Executive Vie-President,
                          Officer and        Operations of the Corporation
                          Director           2001 to 2003 and most recently
                          (age 49)           Chief Operating Officer of the
                                             Corporation 2003 to 2005.
------------------------------------------------------------------------------------------------------------------------------------
Keith A.J. MacPhail       Director(3)(5)     Chairman, President and Chief            157,794            9,567,050      October,
Calgary, Alberta          (age 50)           Executive Officer, Bonavista                                                1993
Canada                                       Energy Trust and Chairman of
                                             Nu Vista Energy Ltd. Currently
                                             serving on the board of
                                             directors of Bonavista Energy
                                             Trust and Nu Vista Energy Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Allan P. Markin           Chairman and       Chairman of the Corporation.           7,928,288          480,692,101   January, 1989
Calgary, Alberta          Director(5)
Canada                    (age 61)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                         MARKET
                                                                                   NUMBER OF            VALUE OF
                                                                                 COMMON SHARES        COMMON SHARES        BEGAN
                          POSITION                                                BENEFICIALLY          BENEFICALLY      PERIOD OF
                          PRESENTLY                                             OWNED/CONTROLLED     OWNED/CONTROLLED    SERVICE AS
NAME                      HELD               PRINCPAL OCCUPATION                 OR DIRECTED(6)       OR DIRECTED ($)     DIRECTOR
------------------------------------------------------------------------------------------------------------------------------------
Norman F. McIntyre        Director(3)(4)(5)  An independent businessman.               5,000              303,150       July,
Calgary, Alberta          (age 61)           Prior thereto Executive Vice-                                               2005
Canada                                       President, Petro-Canada from
                                             1995 to 2002 and most recently
                                             President, Petro-Canada 2002
                                             to 2004. Currently serving on
                                             the board of directors of Signal
                                             Energy Inc. and Petro Andina
                                             Resources, a private company.
------------------------------------------------------------------------------------------------------------------------------------
Frank J. McKenna          Director(1)(4)     Deputy Chair, TD Bank Financial            4,000              242,520      August,
Cap Pele, New Brunswick   (age 59)           Group. Prior thereto Premier                                                2006
Canada                                       of New Brunswick from 1987 to
                                             1997; Counsel to Atlantic
                                             Canada law firm McInnes Cooper
                                             from 1998 to 2005, and mostly
                                             recently Canadian Ambassador to
                                             the United States from 2005 to
                                             2006. Currently serving on the
                                             board of directors of Brookfield
                                             Asset Management Inc. and,
                                             Perseus Private Equity a
                                             private equity fund management
                                             company.
------------------------------------------------------------------------------------------------------------------------------------
James S. Palmer, C.M.,    Director(3)(4)(5)  Chairman and a Partner of                164,678            9,984,427         May,
  A.O.E., Q.C             (age 78)           Burnet, Duckworth & Palmer LLP                                                1997
Calgary, Alberta                             (law firm). Currently serving
Canada                                       serving on the board of
                                             directors of Magellan Aerospace
                                             Corporation; Rally Energy Corp.
                                             and Energy Resource Alberta. He
                                             has held a number of other
                                             directorships in the past and
                                             is past Chairman of Telus
                                             Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Eldon R. Smith,OC, M.D.   Director(4)(5)     Emeritus Professor and Former             34,952            2,119,140         May,
Calgary, Alberta          (age 67)           Dean, Faculty of Medicine,                                                    1997
Canada                                       University of Calgary. Currently
                                             serving on the board of directors
                                             of Vasogen Inc.; Sernova Corp.;
                                             and Overlord Financial Inc.
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                         MARKET
                                                                                   NUMBER OF            VALUE OF
                                                                                 COMMON SHARES        COMMON SHARES        BEGAN
                          POSITION                                                BENEFICIALLY          BENEFICALLY      PERIOD OF
                          PRESENTLY                                             OWNED/CONTROLLED     OWNED/CONTROLLED    SERVICE AS
NAME                      HELD               PRINCPAL OCCUPATION                 OR DIRECTED(6)       OR DIRECTED ($)     DIRECTOR
------------------------------------------------------------------------------------------------------------------------------------
David A. Tuer             Director(1)(2)(3)  Executive Vice-Chairman, BA               19,254            1,167,370         May,
Calgary, Alberta          (age 57)           Energy Inc. Currently serving                                                 2002
Canada                                       on the board of directors of
                                             BA Energy Inc., Rockwater
                                             Capital Corporation; Daylight
                                             Resources Trust; Xtreme Coil
                                             Drilling Corp. and, Altalink
                                             Management Ltd., a private
                                             company.
====================================================================================================================================

-----------
Notes:
(1)  Member of the Nominating and Corporate Governance Committee
(2)  Member of the Audit Committee
(3)  Member of the Reserves Committee
(4)  Member of the Compensation Committee
(5)  Member of the Health, Safety and Environmental Committee
(6) Does not include Common Shares issuable upon exercise of stock options held as at March 14, 2007 as follows: N.M. Edwards, 805,000; J.G. Langille, 295,000, A.P. Markin, 573,000 and S.W. Laut 735,000.


        Mr. N.M. Edwards previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the COMPANY ACT (British Columbia) and under the COMPANIES' CREDITORS ARRANGEMENT ACT
(Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.) both of which trade on TSX. Mr. F.J. McKenna was a director of Alphanet Telecom Inc. which was assigned into bankruptcy February 8, 1999.

                             APPOINTMENT OF AUDITORS

        The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2007 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years.

        The Audit Committee of the Board of Directors in 2006 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's internal controls and December 31, 2006 consolidated financial statements included in the Annual Information Form and Form 40-F, reviews of the Corporation's unaudited first, second, and third quarter interim Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services related to debt covenant compliance and Crown Royalty Statements; (iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.

        Fiscal 2006 fees accrued to PwC will not exceed those amounts shown in the table below.

              FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

SERVICES                                       FISCAL 2006       FISCAL 2005
--------                                       -----------       -----------

Audit.....................................      $3,126,287        $1,227,835
Audit Related.............................        $121,353          $266,923
Tax Related...............................        $134,025           $39,331
Other.....................................          $9,516            $7,290
                                                    ------            ------
                                                $3,391,181        $1,541,379


                           STOCK OPTION PLAN AMENDMENT

        The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day to day management activities to the Corporation. The Board of Directors believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares.

        The options issued pursuant to the SOP have an expiry term of six years and are exercisable at 20% per year commencing one year after the date of grant or at the discretion of the Board but in no event no longer than six years. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for Insiders, as a group, to hold options amounting to 10% of the outstanding Common Shares and the aggregate number of Common Shares issuable to Insiders under all share based compensation plans of the Corporation including Options at any time and in any one year period can not exceed 10% of the outstanding Common Shares of the Corporation.

        Under subsection 613(d) of the TSX Company Manual, an amendment procedure for amending a security based compensation arrangement such as the SOP must be approved by shareholders. At the time of implementation of subsection 613(d) the SOP contained a general amendment provision which permitted an amendment to the SOP subject to Board and TSX approval. At the time of implementation of subsection 613(d), TSX issued a Staff Notice to clarify situations in which this "general amendment" provision would be sufficient for amendments to a security based compensation arrangement without shareholder approval. This clarification was intended to be temporary and effective June 30, 2007, unless shareholder approval has been received for a detailed amending provision of a security based compensation arrangement, all amendments to a security based compensation arrangement will require shareholder approval. At the Meeting, shareholders will be asked to vote on an ordinary resolution approving an amendment to the SOP as described below including a detailed amendment provision. These proposed amendments if approved will leave unchanged the material terms of the SOP.

SUMMARY OF PROPOSED AMENDMENTS

        The Board has approved amendments to the SOP designed to: (i) extend the expiry date of Options which would otherwise expire during a "blackout period"; and (ii) set forth the types of amendments to the SOP and Options previously granted which would require Shareholder approval, (collectively, the "Amendments").

        The first Amendment is designed to address the circumstance in which an Option expires during a time when the Corporation is under a self-imposed blackout period which prevents an Optionee from exercising Options. The Corporation has, and intends to have in the future, policies which mandate trading blackouts in certain circumstances, such as preceding the release of financial results. TSX considers self-imposed blackout periods to be an example of good corporate governance and trading policies, and the general prohibition in TSX rules against extending the expiry date of an Option without shareholder approval was not intended to penalize listed issuers, and their insiders and employees, for this type of positive corporate behaviour. The proposed amendment will provide that the expiration date for an Option shall be extended to the seventh business day following the later of: (a) the last day of a blackout period; and (b) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the blackout period to which the Optionee is subject and ending on the second business day subsequent to the blackout period. It is intended that this proposed amendment will pertain to Options previously granted, as well as Options granted in the future. The blackout expiration term will only be available when there is a blackout period self-imposed by the Corporation (i.e., it will not apply to the Corporation or its insiders being the subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the SOP, under the same terms and conditions.

        The second Amendment clarifies the provisions of the SOP and terms of Options granted which may not be amended without the consent of the Shareholders. The SOP will be amended to provide that without Shareholder approval the Board may amend, suspend or discontinue the SOP or amend Options granted under the SOP at any time; provided, however, that approval by Shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding Option, including a cancellation of an Option and re-grant of an Option in conjunction therewith, constituting a reduction of the exercise price of the Option; (c) would extend the term of any Option granted under the SOP beyond the expiration date of the Option except as provided in the above paragraph respecting black out periods; (d) amends the SOP to allow for a maximum term of an Option to be greater than six years; (e) expands the authority of the Corporation to permit assignability of Options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance.

        Without limiting the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval: (a) amendments of a "housekeeping" nature including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the SOP;
(b) amendments necessary to comply with the provisions of applicable law; (c) amendments respecting administration of the Plan; (d) any amendments to the vesting provisions of the Plan or any Option; (e) any amendment to the early termination provisions of the SOP or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date; (f) the addition or modification of a cashless exercise feature, payable in cash or shares, which provide for a full deduction of the number of underlying shares from the SOP reserve, (g) amendments necessary to suspend or terminate the SOP, and (h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including rules, regulations and policies of TSX).

        Approval by the shareholders of the amendments to the SOP is required by the policies of TSX and, therefore, must be approved in accordance with
Section 140 of the BUSINESS CORPORATIONS ACT (Alberta), in the form of an ordinary resolution. An affirmative vote of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution.

        AS THE PROPOSED AMENDMENTS TO THE SOP WILL NOT RESULT IN AN INCREASE IN THE NUMBER OF COMMON SHARES THAT MAY BE ISSUED PURSUANT TO THE SOP AND ARE ADMINISTRATIVE IN NATURE ONLY AND THE AMENDMENTS WHICH CAN NOT BE MADE WITHOUT SHAREHOLDER APPROVAL ARE CLEARLY SET OUT, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE PROPOSED RESOLUTION RELATING TO AMENDMENTS TO THE SOP.

        WHEREAS the Corporation, pursuant to the policies of TSX, wishes to obtain the requisite shareholder approval of certain amendments to its Amended Compiled and Restated Stock Option Plan (the "SOP") as more particularly described in the Information Circular of the Corporation dated March 14, 2007:

        BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:

        1. The amendments to the SOP, substantially as set forth in the Information Circular of the Corporation dated March 14, 2007 be and they are hereby ratified, confirmed and approved; and

        2. Any director or officer of the Corporation be and is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolutions.

                                  OTHER MATTERS

        Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.


                              APPROVAL OF CIRCULAR

        The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

        DATED at Calgary, Alberta, this 14th day of March 2007.

            SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 14, 2007

                       CANADIAN NATURAL RESOURCES LIMITED
                               (THE "CORPORATION")

               BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

        The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

        Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

                             BOARD RESPONSIBILITIES

        The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

        In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

        1. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

        2. the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

        3.    succession   planning;   including   appointing,   training   and
              monitoring senior management;

        4.    a communication and disclosure policy for the Corporation; and,

        5.    the  integrity  of  the   Corporation's   internal   control  and
              management information systems.

                            COMPOSITION OF THE BOARD

CRITERIA FOR BOARD OF DIRECTORS

        The Nominating and Corporate Governance Committee, comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject to ("Independent
Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

        The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.


ELECTION OF DIRECTORS BY SHAREHOLDERS

        Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives less than 50% of the votes cast in favour of the election of the director nominee shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

INDEPENDENCE

        As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's annual proxy information circular.

        Directors  have an  obligation  to  inform  the  Board of any  material
changes  in  their   circumstances  or  relationships  that  may  impact  their designation by the Board as "independent".

SIZE OF THE BOARD

        The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

OTHER COMPANY DIRECTORSHIPS

        The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

        Directors are expected to advise the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the Board of Directors of any other company.

TERM LIMITS

        The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and therefore provide an increasing contribution to the Board as a whole.

RETIREMENT POLICY

        Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75, subject to grandfathering any current directors, currently over the age 75. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.

                            DIRECTOR RESPONSIBILITIES

        Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend meetings of the Board and committees on which such Director sits (with the understanding that on occasion a Director may be unable to attend a meeting) and to review in advance the meeting materials.

                              DIRECTOR ORIENTATION

        New  members  of the Board  shall be  provided  an  orientation,  which includes  background  information  about the  Corporation's  business,  current issues, corporate strategies, general information about the Board and Committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

                                 BOARD MEETINGS

        The  Board  has  four  (4)  regularly   scheduled  meetings  each  year
appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

        The Chair of the Board and the Vice-Chair will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

        At the invitation of the Board, members of senior management and independent advisors recommended by the Chair, a Vice-Chair or the President and Chief Operating Officer attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

        Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

        Immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics it believes are appropriate. These meetings will be chaired by the Chair of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee.

                                BOARD COMMITTEES

        The Board has five (5) standing committees:

        1.    Audit Committee;

        2.    Compensation Committee;

        3.    Nominating and Corporate Governance Committee;

        4.    Reserves Committee; and

        5.    Health, Safety and Environmental Committee.

        The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

        The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

        Appointment   of  directors  to  standing   committees   shall  be  the
responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chair.

        The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

        The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

                                BOARD EVALUATION

        The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

                              DIRECTOR COMPENSATION

        Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation's Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

        Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

                                 SHARE OWNERSHIP

        Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

        Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

                         EVALUATION OF SENIOR MANAGEMENT

        Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

        The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, the Vice-Chairs of the Board, the President and Chief Operating Officer. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

        The President and Chief Operating Officer reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

              DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

        Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

        In  appropriate   circumstances,   the  committees  of  the  Board  are
authorized  to  engage  independent   advisors  as  may  be  necessary  in  the
circumstances.

        In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

                 CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

        The Nominating and Corporate Governance Committee periodically assesses the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

                MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

        The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

                      CANADIAN NATURAL RESOURCES LIMITED

                              INSTRUMENT OF PROXY

       SOLICITED BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED
              FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON THURSDAY MAY 3, 2007

      The undersigned shareholder of Canadian Natural Resources Limited (the "Corporation") hereby appoints Allan P. Markin, Chairman of the Board, or failing him, John G. Langille, Vice-Chairman of the Corporation, or instead of either of the foregoing, as nominee and proxy (the "Proxy") of the undersigned with full power of substitution to attend and act on behalf of the undersigned in respect of all Common Shares registered in the name of the undersigned at THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES OF THE CORPORATION TO BE HELD AT 3:00 O'CLOCK IN THE AFTERNOON (MDT) ON THURSDAY THE 3RD DAY OF MAY, 2007 (THE "MEETING"), AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF IN THE SAME MANNER, TO THE SAME EXTENT AND WITH THE SAME POWERS AS IF THE UNDERSIGNED WERE PRESENT AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF; provided that the undersigned shareholder specifies and directs the persons above named that the Common Shares registered in the name of the undersigned shall be voted:

1. To vote on the election of directors of the Corporation for the ensuing year, the nominees proposed by management described in the Information Circular accompanying the Notice of Meeting and this Instrument of Proxy.

                                           FOR          WITHHOLD
                                           ---          --------
      A)     ALL nominees                  [_]             [_]

                        OR individually as follows:

                                           FOR          WITHHOLD                                    FOR          WITHHOLD
                                           ---          --------                                    ---          --------
      B)     Catherine M. Best             [_]             [_]          Keith A.J. MacPhail         [_]             [_]
             N. Murray Edwards             [_]             [_]          Allan P. Markin             [_]             [_]
             Honourable Gary A. Filmon     [_]             [_]          Norman F. McIntyre          [_]             [_]
             Ambassador Gordon D. Giffin   [_]             [_]          Frank J. McKenna            [_]             [_]
             John G. Langille              [_]             [_]          James S. Palmer             [_]             [_]
             Steve W. Laut                 [_]             [_]          Eldon R. Smith              [_]             [_]
                                                                        David A. Tuer               [_]             [_]

2. TO VOTE FOR OR WITHHOLD FROM VOTING ON the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the Audit Committee of the Board of Directors of the Corporation to fix their remuneration.

3. TO VOTE FOR OR AGAINST the ordinary resolution approving the amendments to the Corporation's Amended Compiled and Restated Stock Option Plan as outlined in the Information Circular.

4. At the discretion of the said Proxy, to vote on any permitted amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

                        UNLESS OTHERWISE INDICATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED FOR THE APPROVAL OF ALL MATTERS SET OUT HEREIN. IF ANY AMENDMENTS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

                        THE UNDERSIGNED SHAREHOLDER OF THE CORPORATION HEREBY RATIFIES AND CONFIRMS ALL THAT THE PROXY MAY DO BY VIRTUE HEREOF. ANY INSTRUMENT OF PROXY PREVIOUSLY GIVEN WITH RESPECT TO THE UNDERSIGNED SHARES IS HEREBY REVOKED AND THIS INSTRUMENT OF PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                        _______________________________________________________
                        Name of Shareholder

                        _______________________________________________________
                        Signature of Shareholder

                        _______________________________________________________
                        Number of Shares

                        DATED this _______ day of ______________________, 2007.

                        1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXY HOLDER (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED ABOVE, TO ATTEND AND ACT FOR SUCH SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED ABOVE AND STRIKE OUT THE OTHER NAMES, OR MAY COMPLETE ANOTHER APPROPRIATE INSTRUMENT OF PROXY.

                        2. THE INSTRUMENT OF PROXY MUST BE DATED AND MUST BE EXECUTED BY THE SHAREHOLDER OR SUCH SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR IF THE SHAREHOLDER IS A CORPORATION UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED. IF THIS INSTRUMENT OF PROXY IS NOT DATED IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER BY THE MANAGEMENT OF THE CORPORATION.

                        3. THE INSTRUMENT OF PROXY WILL NOT BE VALID AND WILL NOT BE ACTED ON OR VOTED UNLESS IT IS SIGNED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 NOT LATER THAN 24 HOURS BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      CANADIAN NATURAL RESOURCES LIMITED


TO BENEFICIAL SHAREHOLDERS:

Securities laws provide shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive the Corporation's annual and interim reports containing the financial statements and related Management Discussion and Analysis ("MD&A") by mail. A request card similar to this one was sent to all beneficial holders with the proxy solicitation material for the last shareholder meeting held on May 4, 2006. If you have returned the card with the appropriate box checked you will receive under separate cover the 2006 Annual Report containing the financial statements and related MD&A.

You may choose to access for the Corporation's 2007 reporting year, the Corporation's 2007 annual and interim reports containing the financial statements and related MD&A at the Corporation's website www.cnrl.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com once they become available rather than receiving them by mail. To receive the Corporation's 2007 annual and interim reports containing the financial statements and related MD&A by mail, you must register online at www.computershare.com/ca/mailinglist OR return this card with the appropriate box or boxes checked.

   [_] To receive the interim report containing the 2007 Interim Financial Statements and MD&A

   [_] To receive the annual report containing the 2007 Annual Financial Statements and MD&A

Name: (Please Print) __________________________________________________________

Address: ______________________________________________________________________

___________________________________________________  Postal Code:______________

Signature: ________________________________________  Date: ____________________
            I certify that I am a shareholder.

                                                                ___________

                                                                   AFFIX
                                                                   STAMP
                                                                   HERE
                                                                ___________






                        COMPUTERSHARE TRUST COMPANY OF CANADA
                        9TH FLOOR, 100 UNIVERSITY AVENUE
                        TORONTO, ONTARIO M5J 2Y1